Exhibit 99.1

Can-Fite Enters into Collaborative Research Agreement with Hadassah
Medical Center to Further Explore Namodenoson Mechanism of Action in NASH

●	Namodenoson improves steatosis, inflammation and ballooning in pre-clinical studies
●	A Phase II study of Namodenoson is enrolling NAFLD/NASH patients

PETACH TIKVA, Israel, January 3, 2018 -- Can-Fite BioPharma Ltd. (NYSE American: CANF) (TASE:CFBI), a biotechnology company advancing a pipeline of proprietary small molecule drugs that address cancer, liver and inflammatory diseases, today announced the entry into of a collaborative research agreement with Hadassah Medical School. This agreement will support research directed by Rifaat Safadi, M.D. aimed at further elucidating the Namodenoson mechanism of action in experimental models of non-alcoholic steatohepatitis (NASH) which represent the human disease.

Recent pre-clinical studies with Namodenoson showed an improvement in three cardinal NASH parameters including steatosis, inflammation and ballooning which collectively define the histopathologic NAS (non-alcoholic fatty liver disease [NAFLD] Activity Score). The data, summarized below, demonstrate a significant anti-NASH effect and represent the basis for the collaborative research program with Dr. Safadi.

Dr. Safadi is the Head of the Liver Unit, Gastroenterology and Liver Diseases, Division of Medicine at Hadassah Medical Center and Professor of Internal Medicine, Bowel, Liver Disease, and Metabolic Syndrome at Hadassah University in Israel. He is a prolific researcher and a highly respected thought leader in the field of NASH. Dr. Safadi’s areas of expertise include liver and bowel diseases, and the metabolic syndrome. He has published widely in high-impact journals and is also a member of Can-Fite’s Clinical Advisory Board.

“Can-Fite’s Namodenoson drug is unique among today’s NASH drugs under development due to its excellent safety profile and the positive effect on steatosis, inflammation and fibrosis. We are very happy to initiate this collaboration,” said Dr. Safadi.

Lately Can Fite initiated patient enrolment for a Phase II study with namodenoson in NAFLD/NASH patients with evidence of active inflammation. Based on the recent pre-clinical data, the company has changed the primary end point of the Phase II study to the anti-inflammatory effect of the drug, as determined by blood ALT levels, and changed the major secondary end point to % of liver fat, measured by PDFF (proton density fat fraction). The Company believes this amendment sets the stage to increase the chances of trial success by aligning the clinical outcomes with the drug’s mechanism of action.

“We are privileged to work with Dr. Safadi to further study and advance the drug’s mechanism of action,” said Pnina Fishman, Ph.D., Founder and Chief Executive Officer of Can-Fite.

About Namodenoson

Namodenoson is a small orally bioavailable drug that binds with high affinity and selectivity to the A3 adenosine receptor (A3AR). Namodenoson is being evaluated in Phase II trials for two indications, as a second line treatment for hepatocellular carcinoma, and as a treatment for non-alcoholic fatty liver disease (NAFLD) and non-alcoholic steatohepatitis (NASH). A3AR is highly expressed in diseased cells whereas low expression is found in normal cells. This differential effect accounts for the excellent safety profile of the drug.

About Can-Fite BioPharma Ltd.

Can-Fite BioPharma Ltd. (NYSE American: CANF) (TASE: CFBI) is an advanced clinical stage drug development Company with a platform technology that is designed to address multi-billion dollar markets in the treatment of cancer, inflammatory disease and sexual dysfunction. The Company’s lead drug candidate, Piclidenoson, is currently in a Phase III trial for rheumatoid arthritis and is expected to enter a Phase III trial for psoriasis in early 2018. Can-Fite’s liver cancer drug, Namodenoson, is in Phase II trials for hepatocellular carcinoma (HCC), the most common form of liver cancer, and for the treatment of non-alcoholic steatohepatitis (NASH). Namodenoson has been granted Orphan Drug Designation in the U.S. and Europe and Fast Track Designation as a second line treatment for HCC by the U.S. Food and Drug Administration. Namodenoson has also shown proof of concept to potentially treat other cancers including colon, prostate, and melanoma. CF602, the Company’s third drug candidate, has shown efficacy in the treatment of erectile dysfunction in preclinical studies and the Company is investigating additional compounds, targeting A3AR, for the treatment of sexual dysfunction. These drugs have an excellent safety profile with experience in over 1,000 patients in clinical studies to date. For more information please visit: www.can-fite.com.

Forward-Looking Statements

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